                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                            Electronic Designs, Inc.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                  22942D 10 6
                                 --------------
                                 (CUSIP Number)

                             Joseph G. Warren, Jr.
                       Vice President Finance, Secretary
                         Bowmar Instrument Corporation
                            3601 E. University Drive
                            Phoenix, Arizona  85034
                                  602/437-1520
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 3, 1998
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22942D 10 6                                       Page 2 of 6 Pages



  =============================================================================
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Bowmar Instrument Corporation
           35-0905052

  -----------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
           (See Instructions)                                          (b) [ ]
  -----------------------------------------------------------------------------
  3        SEC USE ONLY

  -----------------------------------------------------------------------------
  4        SOURCE OF FUNDS (See Instructions)
           Not Applicable
  -----------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)    [ ]
  -----------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION
           Indiana
  -----------------------------------------------------------------------------
                                        7         SOLE VOTING POWER
  NUMBER OF SHARES                                See Item 5.
                                        ---------------------------------------
  BENEFICIALLY                          8         SHARED VOTING POWER
                                                  680,477
  OWNED BY EACH                         ---------------------------------------

  REPORTING                             9         SOLE DISPOSITIVE POWER
                                        ---------------------------------------
  PERSON WITH
                                       10         SHARED DISPOSITIVE POWER
  -----------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           680,477
  -----------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)            [ ]
  -----------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.5%
  -----------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON (See Instructions)
           CO
  =============================================================================

CUSIP NO. 22942D 10 6                                       Page 3 of 6 Pages




ITEM 1.  SECURITY AND ISSUER

Common stock, $.01 par value ("EDI Common Stock") of Electronic Designs, Inc. ("EDI"), One Research Drive, Westborough, Massachusetts 01581.

ITEM 2.  IDENTITY AND BACKGROUND

The name of the reporting person is Bowmar Instrument Corporation, an Indiana corporation ("Bowmar"). Its principal business is the design, manufacture and sale of microelectronic and semiconductor memory products for commercial, industrial and military markets, particularly for telecommunications and data communications equipment. The address of its principal business and office is 3601 E. University Drive, Phoenix, Arizona 85034.

The name, citizenship, residence or business address, present principal occupation, and name, principal business and address of any corporation or other organization in which such occupation is conducted, for each of the directors and executive officers of Bowmar are set forth in Exhibit 1 which is incorporated herein by reference.

To the best knowledge of Bowmar, neither Bowmar nor any of its directors or executive officers has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, to the best knowledge of Bowmar, neither Bowmar nor any of its directors or executive officers was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

In connection with the execution of an Agreement and Plan of Merger (the "Merger Agreement"), dated May 3, 1998, among EDI, Bravo Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Bowmar ("Acquisition Subsidiary"), and Bowmar, Technology Funding Partners III, L.P. ("Technology Funding"), a shareholder of EDI, through its Managing General Partner, Technology Funding Inc., concurrently entered into a Voting Agreement with Bowmar (the "Voting Agreement"). Pursuant to the Voting Agreement, Technology Funding granted an Irrevocable Proxy to Bowmar to vote, at any stockholders meeting of EDI, the Shares (as defined in Item 5 herein) with respect to certain matters related directly or indirectly to the Merger (as defined below). The purpose of the Irrevocable Proxy and Voting Agreement is solely to facilitate the approval and consummation of the Merger and the transactions contemplated thereby. (See Item 6 herein for a description of the Irrevocable Proxy).

Pursuant to the Merger Agreement, Acquisition Subsidiary will be merged with and into EDI, with EDI remaining as the surviving corporation and becoming a wholly owned subsidiary of Bowmar (the "Merger"). At the Effective Time of the Merger (the "Effective Time"), each issued and outstanding share of EDI Common Stock will be converted into the right to receive 1.375 shares of the common stock of Bowmar, stated value $.10 per share.

CUSIP NO. 22942D 10 6                                       Page 4 of 6 Pages




Pursuant to the Merger Agreement, the Board of Directors and the other management of EDI will be changed effective upon the Merger.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) By virtue of the Voting Agreement and Irrevocable Proxy, Bowmar may be deemed to beneficially own 680,477 shares of EDI Common Stock (the "Shares"), constituting 9.5% of the outstanding shares of EDI Common Stock based on 7,047,380 shares of EDI Common Stock issued and outstanding as of May 1, 1998 (according to the Merger Agreement). To the best knowledge of Bowmar, no director or executive officer of Bowmar is the beneficial owner of any shares of EDI Common Stock.

(b) Bowmar has shared voting power with respect to all of the Shares with Technology Funding as described in Item 6 below and has dispositive power over no shares of EDI Common Stock.

Technology Funding Partners III, L.P., a Delaware limited partnership engaged in the business of providing financing for technology companies, is located at 2000 Alameda de las Pulgas, San Mateo, California 94403. To Bowmar's knowledge, Technology Funding has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Further, to Bowmar's knowledge, Technology Funding was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, during the last five years.

(c) Other than the transaction described in Item 4 above which has prompted the filing of this Schedule 13D, to the best knowledge of Bowmar, neither Bowmar nor any of its directors or executive officers has effected any transaction in EDI Common Stock during the past 60 days.

(d) To the best of Bowmar's knowledge, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Inapplicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Voting Agreement and concurrently with the execution of the Voting Agreement, Technology Funding granted an Irrevocable Proxy to Bowmar to vote the Shares and any New Shares (as defined in the Voting Agreement), at every meeting of the stockholders of EDI called with respect to any of the following matters, and at every adjournment thereof, and on every action or approval by written consent of EDI's stockholders with respect to any of the following matters: (i) in favor of approval of the Merger Agreement and the Merger and any matter necessary for consummation of the Merger; (ii) against
(x) approval of any EDI Takeover Proposal (as defined in the Merger Agreement) and (y) any proposal for any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of EDI under the Merger Agreement or which could result in any of the conditions of EDI's obligations under the Merger Agreement not being fulfilled, and (z) any action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect consummation of the transactions contemplated by the Merger

CUSIP NO. 22942D 10 6                                       Page 5 of 6 Pages




Agreement; and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are necessary or appropriate in order to effectuate the foregoing or, at the request of Bowmar, to permit Bowmar to vote such Shares and New Shares directly.

Pursuant to the Voting Agreement, Technology Funding may not transfer, sell, exchange, pledge or otherwise dispose of or encumber any of the Shares.

The Voting Agreement and the Irrevocable Proxy terminate on the earlier of (i) the Effective Time (as defined in the Merger Agreement), or (ii) the termination of the Merger Agreement pursuant to Article VII thereof.

The description set forth above of the terms of the Voting Agreement and the Irrevocable Proxy does not purport to be a complete statement of the parties' rights and obligations, and is qualified in its entirety by reference to the Voting Agreement, which is set forth as Exhibit 2 to this Schedule 13D. Reference is made to such agreement for a complete description of the terms and provisions thereof and the agreement of the parties thereunder. All capitalized terms not defined herein shall have the meaning prescribed in the Voting Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       Directors and Executive Officers of Bowmar Instrument Corporation.

2. Voting Agreement, dated as of May 3, 1998, by and between Bowmar Instrument Corporation, an Indiana corporation, and Technology Funding Partners III, L.P., in its capacity as a stockholder of Electronic Designs, Inc.

3. Agreement and Plan of Merger, dated May 3, 1998, by and among Bowmar Instrument Corporation, Bravo Acquisition Subsidiary, Inc. and Electronic Designs, Inc. (incorporated by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K filed May 5, 1998).


SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 13, 1998
------------------------------------------
Date

BOWMAR INSTRUMENT CORPORATION



By:  /s/ Joseph G. Warren, Jr.
     ----------------------------------------
     Name:    Joseph G. Warren, Jr.
     Title:   Vice President Finance, Secretary